Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio amounts)
(Unaudited)

	Years Ended December 31,				Four Months Ended December 31, 2007	Year Ended August 31, 2007
	2011	2010	2009	2008
Fixed charges:
Interest expense	$739,811	$624,887	$468,420	$357,541	$103,375	$279,986
Capitalized interest	13,996	29,182	14,971	21,595	12,657	22,979
Interest expense included in rental expense	3,134	2,550	2,121	1,843	1,010	3,562
Distribution to the Series A Convertible Redeemable Preferred Units	7,781	3,891	—	—	—	—
Accrection of the Series A Convertible Redeemable Preferred Units	201	150	—	—	—	—
Total fixed charges	764,923	660,660	485,512	380,979	117,042	306,527
Earnings:
Income from continuing operations before income taxes	545,130	351,562	707,100	683,562	192,758	563,359
Less: equity in earnings (losses) of affiliates	117,188	65,220	20,597	(165)	(94)	5,161
Total earnings	427,942	286,342	686,503	683,727	192,852	558,198
Add:
Fixed charges	764,923	660,660	485,512	380,979	117,042	306,527
Amortization of capitalized interest	3,691	2,705	1,699	1,167	223	149
Distributed income of equity investees	120,263	145,195	—	—	4,319	—
Less:
Interest capitalized	(13,996)	(29,182)	(14,971)	(21,595)	(12,657)	(22,979)
Income available for fixed charges	1,302,823	1,065,720	1,158,743	1,044,278	301,779	841,895

Ratio of earnings to fixed charges	1.70	1.61	2.39	2.74	2.58	2.75